CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2006
Earnings from continuing operations	$ 13,873		$ 65,345
Income taxes	7,057		39,878
Earnings from continuing operations before income taxes	$ 20,930		$ 105,223
Fixed charges:
Interest, long-term debt	$ 8,418		$ 26,502
Interest, other (including interest on short-term debt)	474		2,347
Amortization of debt expense, premium, net	314		1,350
Portion of rentals representative of an interest factor	83		285
Total fixed charges	$ 9,289		$ 30,484
Earnings from continuing operations before income taxes	$ 20,930		$ 105,223
Plus: total fixed charges from above	9,289		30,484
Earnings from continuing operations before income taxes and fixed charges	$ 30,219		$ 135,707
Ratio of earnings to fixed charges	3.25	x	4.45	x